Exhibit 99.1

INTERIM REPORT

For the three and nine months ended March 31, 2025

LuxExperience B.V.

(formerly known as MYT Netherlands Parent B.V.)

Einsteinring 9

85609 Aschheim/Munich

Germany

INDEX

FINANCIAL RESULTS AND KEY OPERATING METRICS	3
UNAUDITED INTERIM CONDENSED CONSOLIDATED Financial Statements	6
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
Quantitative and Qualitative Disclosures about Market Risk	42
Legal Proceedings	42

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

We review a number of operating and financial metrics, including the following business and non-IFRS metrics, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

We present Adjusted EBITDA, Adjusted Operating income, and Adjusted Net income, and their corresponding margins as a percentage of net sales, because they are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items that are outside the control of management or not reflective of our ongoing operations and performance.

Adjusted EBITDA, Adjusted Operating income, and Adjusted Net income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures.

We use Adjusted EBITDA, Adjusted Operating income, and Adjusted Net income, and their corresponding margins, as additional information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for additional analysis.

	Three months ended			Nine months ended
(in millions) (unaudited)	March 31, 2024	March 31, 2025	Change in % / BPs	March 31, 2024	March 31, 2025	Change in % / BPs
Gross Merchandise Value (GMV) (1)	€ 251.9	€ 261.3	3.8%	€ 674.3	€ 722.6	7.2%
Active customer (LTM in thousands) (1), (2)	862	837	(2.9%)	862	837	(2.9%)
Total orders shipped (LTM in thousands) (1), (2)	2,065	2,055	(0.5%)	2,065	2,055	(0.5%)
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Gross profit	€ 101.3	€ 108.5	7.2%	€ 278.7	€ 310.8	11.5%
Gross profit margin(3)	43.4%	44.8%	140 BPs	45.1%	46.6%	150 BPs
Operating loss	€ (2.1)	€ (5.4)	(155.6%)	€ (20.4)	€ (38.0)	(86.6%)
Operating loss margin(3)	(0.9%)	(2.2%)	(130 BPs)	(3.3%)	(5.7%)	(240 BPs)
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Net loss margin(3)	(1.4%)	(2.3%)	(90 BPs)	(3.4%)	(5.1%)	(170 BPs)
Adjusted EBITDA(4)	€ 8.9	€ 9.3	5.5%	€ 15.2	€ 28.4	86.7%
Adjusted EBITDA margin(3)	3.8%	3.9%	10 BPs	2.5%	4.3%	180 BPs
Adjusted Operating income(4)	€ 5.0	€ 5.5	9.7%	€ 4.1	€ 16.6	303.2%
Adjusted Operating income margin(3)	2.1%	2.3%	20 BPs	0.7%	2.5%	180 BPs
Adjusted Net income (4)	€ 3.8	€ 5.4	42.7%	€ 3.2	€ 21.4	572.9%
Adjusted Net income margin(3)	1.6%	2.2%	60 BPs	0.5%	3.2%	270 BPs

(1)	GMV, Active customer and Total orders shipped are defined on page 30.

(2)	Active customers and total orders shipped are calculated based on orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	As a percentage of net sales.

(4)	EBITDA, adjusted EBITDA, adjusted Operating income and adjusted Net income are measures not defined under IFRS. For further information about how we calculate these measures and limitations of its use, see page 30 & page 31.

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

The following tables set forth the reconciliations of net loss to EBITDA to adjusted EBITDA, operating loss to adjusted operating income and net loss to adjusted net income, and their corresponding margins as a percentage of net sales:

	Three months ended			Nine months ended
(in millions) (unaudited)	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Finance costs, net	€ 1.3	€ 1.0	(24.4%)	€ 3.5	€ 4.1	18.8%
Income tax benefit	€ (0.1)	€ (0.9)	(973.5%)	€ (2.6)	€ (8.4)	(230.6%)
Depreciation and amortization	€ 3.9	€ 3.9	0.2%	€ 11.1	€ 14.9	34.4%
thereof depreciation of right-of use assets	€ 2.4	€ 2.4	0.5%	€ 7.1	€ 7.2	1.7%
thereof impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
EBITDA	€ 1.8	€ (1.5)	(186.8%)	€ (9.2)	€ (23.1)	(149.3%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.3	277.4%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Adjusted EBITDA	€ 8.9	€ 9.3	5.5%	€ 15.2	€ 28.4	86.7%

Reconciliation to Adjusted EBITDA Margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted EBITDA margin	3.8%	3.9%	10 BPs	2.5%	4.3%	180 BPs

	Three months ended			Nine months ended
(in millions) (unaudited)	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
Operating loss	€ (2.1)	€ (5.4)	(155.6%)	€ (20.4)	€ (38.0)	(86.6%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.3	277.4%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
Adjusted Operating income	€ 5.0	€ 5.5	9.7%	€ 4.1	€ 16.6	303.2%

Reconciliation to Adjusted Operating income Margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted Operating income margin	2.1%	2.3%	20 BPs	0.7%	2.5%	180 BPs

LuxExperience B.V.

Financial Results and Key Operating Metrics

(Amounts in € millions)

	Three months ended			Nine months ended
(in millions) (unaudited)	March 31, 2024	March 31, 2025	Change in %	March 31, 2024	March 31, 2025	Change in %
Net loss	€ (3.3)	€ (5.5)	(65.4%)	€ (21.3)	€ (33.7)	(58.2%)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	79.2%	€ 10.2	€ 38.8	282.3%
Share-based compensation (2)	€ 3.0	€ 3.5	17.7%	€ 14.3	€ 13.2	(8.1%)
Impairment loss on property & equipment (3)	-	-	N/A	-	€ 3.1	N/A
Adjusted Net income	€ 3.8	€ 5.4	42.7%	€ 3.2	€ 21.4	572.9%

Reconciliation to Adjusted Net income Margin
Net sales	€ 233.6	€ 242.5	3.8%	€ 617.7	€ 667.2	8.0%
Adjusted Net income margin	1.6%	2.2%	60 BPs	0.5%	3.2%	270 BPs

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential & completed transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany and (iv) finance costs in the form of RCF amendment fees (applicable only to adjusted net income reconciliation).

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating income and Adjusted Net income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see page 30 & page 31.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

LUXEXPERIENCE B.V. – UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANICAL STATEMENTS

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Profit & Loss and Comprehensive Income

(Amounts in € thousands, except share and per share data)

		Three months ended		Nine months ended
(in € thousands)	Note	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Net sales	8,9	233,568	242,508	617,664	667,194
Cost of sales, exclusive of depreciation and amortization	10	(132,290)	(133,976)	(338,964)	(356,443)
Gross profit		101,277	108,532	278,700	310,751
Shipping and payment cost		(39,296)	(36,613)	(100,121)	(99,671)
Marketing expenses		(23,090)	(26,525)	(70,247)	(81,594)
Selling, general and administrative expenses	11	(37,124)	(44,890)	(117,563)	(149,628)
Depreciation and amortization	14	(3,885)	(3,892)	(11,124)	(14,949)
Other income (expense), net		12	(2,035)	(1)	(2,916)
Operating loss		(2,106)	(5,422)	(20,355)	(38,006)
Finance income		2	0	3	(0)
Finance costs		(1,285)	(969)	(3,491)	(4,143)
Finance costs, net	12	(1,283)	(969)	(3,488)	(4,143)
Loss before income taxes		(3,389)	(6,391)	(23,843)	(42,149)
Income tax benefit	13	69	898	2,537	8,445
Net loss		(3,320)	(5,493)	(21,307)	(33,704)
Cash Flow Hedge		(287)	2,807	(482)	(371)
Income Taxes related to Cash Flow Hedge		80	(783)	134	104
Foreign currency translation		21	21	(12)	39
Other comprehensive income (loss)		(186)	2,044	(360)	(229)
Comprehensive loss		(3,506)	(3,449)	(21,666)	(33,933)

Basic & diluted earnings per share		€(0.04)	€(0.06)	€(0.25)	€(0.39)
Weighted average ordinary shares outstanding (basic and diluted) – in millions(1)		86.8	87.4	86.8	87.3

(1)	In accordance with IAS 33, includes contingently issuable shares that are fully vested and can be converted at any time for no consideration. For further details, refer to note 16.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Financial Position

(Amounts in € thousands)

(in € thousands)	Note	June 30, 2024	March 31, 2025
Assets
Non-current assets
Intangible assets and goodwill		154,951	155,259
Property and equipment	14	43,653	37,892
Right-of-use assets		45,468	40,493
Deferred tax assets	13	1,999	9,395
Other non-current assets	15	7,572	7,573
Total non-current assets		253,643	250,612
Current assets
Inventories		370,635	372,823
Trade and other receivables		11,819	13,607
Other assets	15	45,306	45,263
Cash and cash equivalents		15,107	14,240
Total current assets		442,867	445,934
Total assets		696,511	696,546

Shareholders’ equity and liabilities
Subscribed capital		1	1
Capital reserve	16	546,913	561,150
Accumulated Deficit		(112,767)	(146,471)
Accumulated other comprehensive income		1,496	1,268
Total shareholders’ equity		435,643	415,948

Non-current liabilities
Provisions		2,789	2,909
Lease liabilities		40,483	37,094
Deferred tax liabilities		11	63
Total non-current liabilities		43,282	40,066
Current liabilities
Borrowings	12	-	25,000
Tax liabilities		10,643	466
Lease liabilities		9,282	7,929
Contract liabilities		17,104	21,011
Trade and other payables		85,322	69,712
Other liabilities	11	95,235	116,415
Total current liabilities		217,585	240,532
Total liabilities		260,867	280,598
Total shareholders’ equity and liabilities		696,511	696,546

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Changes in Equity

(Amounts in € thousands)

(in € thousands)	Note	Subscribed capital	Capital reserve	Accumulated deficit	Hedging reserve	Foreign currency translation reserve	Total shareholders’ equity
Balance as of July 1, 2023		1	529,775	(87,856)	-	1,509	443,429
Net loss		-	-	(21,307)	-	-	(21,307)
Other comprehensive income		-	-	-	(347)	(12)	(360)
Comprehensive loss		-	-	(21,307)	(347)	(12)	(21,666)
Share-based compensation		-	14,321	-	-	-	14,321
Balance as of March 31, 2024		1	544,096	(109,163)	(347)	1,496	436,083

Balance as of July 1, 2024		1	546,913	(112,767)	-	1,496	435,643
Net loss		-	-	(33,704)	-	-	(33,704)
Other comprehensive loss		-	-	-	(268)	39	(229)
Comprehensive loss		-	-	(33,704)	(268)	39	(33,933)
Exercise of share options	16		1,148				1,148
Reclassification due to cash settlement of share-based compensation			(66)				(66)
Share-based compensation	16	-	13,155	-	-	-	13,155
Balance as of March 31, 2025		1	561,150	(146,471)	(268)	1,535	415,948

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

LuxExperience B.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(Amounts in € thousands)

		Nine months ended March 31,
(in € thousands)	Note	2024	2025
Net loss		(21,307)	(33,704)
Adjustments for
Depreciation and amortization		11,124	14,949
Finance costs, net	12	3,488	4,143
Share-based compensation	16	14,184	13,155
Income tax benefit	13	(2,537)	(8,445)
Change in operating assets and liabilities
Increase in inventories		(4,396)	(2,188)
Increase in trade and other receivables		(6,455)	(1,964)
Decrease in other assets		5,013	3,084
Increase in other liabilities		11,376	20,757
(Decrease) increase in contract liabilities		(1,359)	3,907
Decrease in trade and other payables		(21,171)	(15,600)
Income taxes paid		(14,349)	(11,975)
Net cash used in operating activities		(26,389)	(13,881)
Expenditure for property and equipment and intangible assets		(9,411)	(2,261)
Net cash (used in) investing activities		(9,411)	(2,261)
Interest paid		(4,133)	(3,993)
Proceeds from borrowings		26,066	25,000
Proceeds from exercise of share options	16		1,148
Cash settlement of share-based compensation		-	(66)
Payment of lease liabilities		(5,703)	(6,882)
Net cash inflow (outflow) from financing activities		16,230	15,208
Net decrease in cash and cash equivalents		(19,570)	(934)
Cash and cash equivalents at the beginning of the period		30,136	15,107
Effects of exchange rate changes on cash and cash equivalents		21	68
Cash and cash equivalents at end of the period		10,587	14,240

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

1.	Corporate information

Effective May 1, 2025, the Company changed its legal name from MYT Netherlands Parent B.V. to LuxExperience B.V.

LuxExperience B.V. (the “Company”, together with its subsidiaries, “LuxExperience Group”) is a private company with limited liability incorporated under the laws of the Netherlands on May 31, 2019. The statutory seat of the Company is in Amsterdam, the Netherlands. The registered office address of the Company is Einsteinring 9, 85609 Aschheim, Germany. The Company is registered at the trade register of the German Chamber of Commerce under number 261084.

The Company is a holding company. Through its subsidiary Mytheresa Group GmbH (together with its subsidiaries, “Mytheresa”), LuxExperience Group operates a digital platform for the global luxury fashion consumer, in addition to its flagship retail store and men’s location in Munich. Mytheresa started as one of the first multi-brand luxury boutiques in Germany and launched its online business in 2006. Mytheresa provides customers with a highly curated selection of products, access to exclusive capsule collections, in-house produced content, and a personalized, memorable shopping experience.

As of March 31, 2025, 77.0% of the shares of the Company were held by MYT Holding LLC, USA. The ultimate controlling party of the Group is MYT Ultimate Parent LLC, USA. These interim consolidated financial statements were authorized for issue by the Management Board on May 14, 2025.

2.	Basis of preparation

These interim condensed consolidated financial statements as of and for the three months and nine months ended March 31, 2024 and 2025 were prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board (“IASB”). The interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB, taking into account the recommendations of the International Financial Reporting Standards Interpretations Committee (“IFRIC”).

LuxExperience Group’s fiscal year ends June 30. All intercompany transactions are eliminated during the preparation of the interim condensed consolidated financial statements.

The interim condensed consolidated financial statements have been prepared on a historical cost basis, unless otherwise stated. The interim condensed consolidated financial statements are presented in Euro (“€”), which is LuxExperience Group’s functional currency. All amounts are rounded to the nearest thousands, except when otherwise indicated. Due to rounding, differences may arise when individual amounts or percentages are added together.

The interim condensed consolidated financial statements are prepared under the assumption that the business will continue as a going concern. Management believes that LuxExperience Group has adequate resources to continue operations for the foreseeable future.

The comparative information is revised on account of revision of comparative figures. Please see Note 7.

3.	Trade policy and tariff risk

Changes or perceived shifts in trade policies, treaties and tariffs—including the imposition of new duties, quotas or retaliatory measures—could increase our operating costs, strain cross-border commerce, disrupt our supply chain and weaken our financial condition. These developments may also dampen customer sentiment, reduce demand for our products and disrupt logistics and distribution channels in key markets.

Further escalation of trade tensions—such as the adoption of additional trade restrictions or a full-scale trade war—could precipitate a broader economic slowdown or recession; such an outcome would place significant additional pressure on sales performance, cash flows and overall results of operations, and may undermine investor confidence.

4.	Impacts to the consolidated financial statements due to economic recession, inflation and war in Ukraine as well as in the Middle East.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

The inflationary pressures have affected customer prices, and LuxExperience Group considers increases in recommended retail prices from suppliers in its pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as high interest rates and customer uncertainties may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to our brand partners, customers, and other business activities. The negative effect of these economic uncertainties was visible in the three and nine months ended March 31, 2025 and is expected to continue. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

5.	Significant accounting policies

The accounting policies applied by LuxExperience Group in these interim condensed consolidated financial statements are the same as those applied by LuxExperience Group in its consolidated financial statements for fiscal year 2024.

6.	Critical accounting judgments and key estimates and assumptions

The preparation of LuxExperience Group’s interim condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of net sales, expenses, assets and liabilities, and the accompanying note disclosures. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods. The estimates and underlying assumptions are subject to continuous review.

In preparing the interim condensed consolidated financial statements, the significant judgments made by management in applying LuxExperience Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for fiscal year 2024.

7.	Revision of comparative figures

In the company's application of IFRS 15 Revenue from Contracts with Customers, the measurement of the breakage amount for certain vouchers issued to customers was incorrectly determined for the periods 2021, 2022 and 2023. To correct for the effects of this error, which is immaterial for all prior periods, the comparative figures for the three and nine months ended March 31, 2024 have been revised as follows:

•	In the consolidated statements of loss and comprehensive loss for the three and nine months ended March 31, 2024, net sales and gross profit decreased by €328 thousand and €1,038 thousand respectively. Operating loss, net loss and the respective comprehensive loss increased by €328 thousand and €1,038 thousand respectively. Basic and diluted earnings per share (“EPS”) for the three and nine months ended March 31, 2024 decreased by €0.01 and €0.02 respectively.

•	In the consolidated statements of changes in equity, accumulated deficit and accordingly, total shareholders’ equity as of July 1, 2023 decreased by €4,002 thousand. Accumulated deficit and accordingly, total shareholders’ equity as of March 31, 2024, decreased by €5,040 thousand.

•	In the consolidated statements of cashflow for the nine months ended March 31, 2024 Net loss increased by €1,038 thousand. The effect on net loss is offset by a corresponding increase in contract liabilities of €1,038 thousand as of March 31, 2024.

8.	Segment information

In line with the management approach, the operating segments were identified on the basis of LuxExperience Group’s internal reporting and how our chief operating decision maker (CODM), assesses the performance of the business. LuxExperience Group collectively identifies its Chief Executive Officer and Chief Financial Officer as the CODM. On this basis, LuxExperience Group identifies its online operations and retail store as separate operating segments. Segment EBITDA is used to measure performance, because management believes that this information is the most relevant in evaluating the respective segments relative to other entities that operate in the retail business.

Segment EBITDA is defined as operating income excluding depreciation and amortization. Assets are not allocated to the different business segments for internal reporting purposes.

The following is a reconciliation of the Company’s segment EBITDA to consolidated net income.

	Three months ended March 31, 2024
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net sales	230,452	3,115	233,568	-	233,568
Segment EBITDA	11,565	937	12,502	(10,723)	1,779
Depreciation and amortization					(3,885)
Finance costs, net					(1,283)
Income tax benefit					69
Net loss					(3,320)

	Nine months ended March 31, 2024
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(1)	IFRS consolidated
Net sales	606,878	10,786	617,664	-	617,664
Segment EBITDA	22,859	3,536	26,395	(35,626)	(9,231)
Depreciation and amortization					(11,124)
Finance costs, net					(3,488)
Income tax benefit					2,537
Net loss					(21,307)

	Three months ended March 31, 2025
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(2)	IFRS consolidated
Net sales	239,363	3,145	242,508	-	242,508
Segment EBITDA	13,844	712	14,556	(16,087)	(1,531)
Depreciation and amortization					(3,892)
Finance costs, net					(969)
Income tax benefit					898
Net loss					(5,493)

	Nine months ended March 31, 2025
(in € thousands)	Online	Retail Stores	Segments total	Reconciliation(2)	IFRS consolidated
Net sales	656,290	10,904	667,194	-	667,194
Segment EBITDA	39,640	3,172	42,812	(65,870)	(23,058)
Depreciation and amortization					(14,949)
Finance costs, net					(4,143)
Income tax benefit					8,445
Net loss					(33,704)

(1)	During the three and nine months ended March 31, 2024, there were €3,628 thousand and €11,143 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €4,110 thousand and €10,161 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amount to €2,985 thousand and €14,321 thousand.
(2)	During the three and nine months ended March 31, 2025, there were €5,205 thousand and €14,365 thousand in corporate administrative expenses that were not assigned to either the online operations or retail stores. Additionally, there were €7,367 thousand and €38,350 thousand in expenses related to Other transaction-related, certain legal and other expenses. Share-based compensation expenses amount to €3,513 thousand and €13,155 thousand.

9.	Net sales and geographic information

LuxExperience Group earns revenues worldwide through its online operations, while all revenue associated with the two retail stores is earned in Germany. Geographic location of online revenue is determined based on the location of delivery to the end customer. LuxExperience Group generates revenue from the sale of merchandise shipped to customers as well as from commissions for the rendering of services in connection with the Curated Platform Model (CPM).

The following table provides LuxExperience Group's net sales by geographic location:

	For the three months ended March 31,
(in € thousands)(1)	2024		2025
Germany	32,209	13.8%	31,429	13.0%
United States	52,529	22.5%	54,589	22.5%
Europe (excluding Germany) (*)	88,382	37.8%	98,943	40.8%
Rest of the world	60,447	25.9%	57,547	23.7%
	233,568	100.0%	242,508	100.0%

	For the nine months ended March 31,
(in € thousands)(1)	2024		2025
Germany	94,165	15.2%	90,668	13.6%
United States	127,783	20.7%	141,614	21.2%
Europe (excluding Germany) (*)	240,287	38.9%	277,774	41.6%
Rest of the world	155,429	25.2%	157,138	23.6%
	617,664	100.0%	667,194	100.0%

(1)	No individual country other than Germany and the United States accounted for more than 10% of net sales.
(*)	Including United Kingdom.

All amounts classified within net sales are derived from the sale of luxury goods and rendering of services. Net sales related to rendering of services is below 10% of total net sales. No single customer accounted for more than 10% of LuxExperience Group’s net sales in any of the periods presented. Substantially, all long-lived assets are located in Germany.

The application of hedge accounting resulted in a decrease in sales of €461 thousand and €770 thousand for the three and nine months ended March 31, 2024, respectively. For the three and nine months ended March 31, 2025, sales decreased by €1,182 thousand and €1,935 thousand, respectively.

10.	Cost of sales, exclusive of depreciation and amortization

The following table provides LuxExperience Group's inventory write-downs classified as Cost of sales, exclusive of depreciation and amortization:

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Inventory write-downs	(819)	(1,772)	(5,361)	(7,107)

Inventory is written down when its net realizable value is below its carrying amount. LuxExperience Group estimates net realizable value as the amount at which inventories are expected to be sold less estimated costs necessary to complete the sale.

11.	Selling, general and administrative expenses

The total selling, general and administrative (SG&A) expenses increased by €7,766 thousand for the three months ended March 31, 2025 and by €32,065 thousand for the nine months ended March 31, 2025 compared to the prior year periods. Included in the SG&A expenses are other transaction-related, certain legal and other expenses to the amount of €7,367 thousand and €38,256 thousand for the three and nine months ended March 31, 2025 respectively. These transaction-related expenses also contributed to the increase in other liabilities.

12.	Finance costs, net

The following table provides LuxExperience Group's Finance costs, net:

	Three months ended March 31,		Nine months ended March 31,
(in € thousands)	2024	2025	2024	2025
Interest expenses on revolving credit facilities	(566)	(337)	(1,268)	(2,157)
Interest expenses on leases	(719)	(632)	(2,224)	(1,986)
Total finance costs	(1,285)	(969)	(3,491)	(4,143)

Other interest income	2	0	3	(0)
Total finance income	2	0	3	(0)
Finance costs, net	(1,283)	(969)	(3,488)	(4,143)

As of March 31, 2025, LuxExperience Group had drawn €25.0 million in cash under the €75.0 million RCF. In addition, €8.6 million of the credit line was utilized in the form of guarantees issued under the same facility.

13.	Income taxes

In accordance with IAS 34 (Interim Financial Reporting) income tax expense for the condensed consolidated interim financial statements is calculated on the basis of the average annual tax rate that is expected for the entire fiscal year, adjusted for the tax effect of certain items recognized in the full interim period. As such, the effective tax rate in the interim financial statements may differ from management’s original best estimate of the effective rate.

	Three months ended March 31,		Nine months ended March 31,
(in %)	2024	2025	2024	2025
Effective tax rate	2.0%	14.1%	10.6%	20.0%

Income tax benefit for the nine months ended March 31, 2025 is largely driven by the deferred tax benefit of €7.2 million and current tax benefit of €1.2 million.

The change in the effective tax rate and tax expense for the three and nine months ended March 31, 2024, and 2024, was primarily driven by share-based compensation (SBC) expenses, which are non-deductible for tax purposes. In accordance with German tax law, it is anticipated that there will be a positive annual income before income taxes. The resulting positive tax rate will be applied to the loss before income taxes for the three and nine months ended March 31, 2025, leading to a calculated tax income.

14.	Property and equipment

Property and equipment decreased from €43,653 thousand as of June 30, 2024 by €5,761 thousand to €37,892 thousand as of March 31, 2025. Included in depreciation and amortization is an impairment loss of €3.1 million recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center which was closed in August 2024. The recoverable amount for these assets, as defined by IAS 36, was assessed to be zero.

15.	Other assets

Details of other assets consist of the following:

(in € thousands)	June 30, 2024	March 31, 2025
Right of return assets	13,205	11,962
Current VAT receivables	-	968
Prepaid expenses	4,233	4,625
Receivables against payment service providers	1,086	1,114
Advanced payments	2,582	5,350
Deposits	152	30
DDP duty drawbacks (1)	14,352	7,619
Other current assets (2)	9,696	13,597
	45,306	45,263

(1)	The position is related to DDP duty drawbacks for international customs.

(2)	Other current assets consist mostly of creditors with debit balances.

Details of other non-current assets consist of the following:

(in € thousands)	June 30, 2024	March 31, 2025
Other non-current receivables	29	1
Non-current deposits	1,431	1,583
Non-current prepaid expenses (1)	6,112	5,990
	7,572	7,573

(1)	This amount relates mostly to prepayments made to Climate Partner, an organization that invests in certain Gold Standard Projects, to offset our carbon emissions and reduce our overall carbon footprint.

16.	Share-based compensation

a)	Description of share-based compensation arrangements

In connection with the Initial Public Offering (“IPO”) of MYT Netherlands Parent B.V. in January 2021, we adopted the 2020 Plan (MYT Netherlands Parent B.V. 2020 Omnibus Incentive Compensation Plan), under which we granted equity-based awards to selected key management members and supervisory board members on January 20, 2021. Selected key management members were granted an IPO related award package. This package consists of the “Alignment Grant” and the “Restoration Grant”. Furthermore, restricted shares were granted to supervisory board members as part of the annual plan. Additionally, the Compensation Committee of the Supervisory Board decides annually about a Long-Term Incentive Plan (LTI). As of July 1, 2021, 2022, 2023 and 2024 the LTI was granted to certain key management members consisting of restricted share units (“RSUs”) with time and performance obligations and for the LTI granted on July 1, 2023 and on July 1, 2024 certain stock options were granted to selected key management members under the new 2023 Omnibus Incentive Compensation Plan on the 8th of November 2023. LuxExperience Group established an Employee Share Purchase Plan, with the intent to encourage long-term relationship with the company and its employees. Pursuant to paragraphs 21(g) and 24 of IAS 33, as certain shares are fully vested and contingently issuable for no consideration, they are treated as outstanding and included in the calculation of both basic and diluted earnings per share.

i)	IPO Related One-Time Award Package

Alignment Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, options were granted to selected key management members. The options vest and become exercisable with respect to 25% on each of the first four anniversaries of the grant date (January 20, 2021). After vesting, each option grants the right to purchase one American Depositary Share (each, an “ADS”) at a predefined exercise price per share. The vested options can be exercised up to 10 years after the grant date. The granted options are divided into three different tranches which have varying exercise prices. Overall, 6,478,761 options were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to the section titled, “b) Measurement of fair values”.

Restoration Grant

Under 2020 Omnibus Incentive Compensation Plan share-based payment program, phantom shares were granted to selected key management members. Each phantom share represents the right of the grantee to receive one ADS in exchange for a phantom share. The granted phantom share vested immediately on the grant date and can be converted into an ADS at any time but are subject to transfer restrictions after conversion. Up to 25% of the granted phantom shares can be transferred after conversion at any time after the second anniversary of the grant date. The remaining 75% of the granted phantom shares can be transferred after conversion if certain conditions are met or at the fourth anniversary of the grant date at latest. The phantom shares can be converted into ADSs up to 10 years after the grant date. Overall, 1,875,677 phantom shares were granted to 21 key management members. The amount recognized as share-based compensation expense under this program is based on a weighted average historical share price of 31 USD. Please also refer to b) Measurement of fair values.

The following table summarizes the main features of the one-time award package:

Type of arrangement	Alignment Award	Restoration Award
Type of Award	Share Options	Phantom Shares
Date of first grant	January 20, 2021	January 20, 2021
Number granted	6,478,761	1,875,677
Vesting conditions	25% graded vesting of the granted share options in each of the next four years of service from grant date	The restoration awards are fully vested on the Grant Date.

ii)	Annual Plan

Supervisory Board Members Plan

On May 8, 2023, 67,264 RSUs were granted to four Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on May 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 4.46, the closing share price of the grant date.

On September 5, 2023, 11,478 RSUs were granted to one Supervisory Board Member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on September 5, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.63, the closing share price of the grant date.

On November 8, 2023, 149,147 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s vested on November 8, 2024. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.52, the closing share price of the day before the grant date.

On November 12, 2024, 85,502 RSUs were granted to five Supervisory Board Members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on November 12, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 6.14, the closing share price of the grant date.

The following table summarizes the main features of the annual plan:

Type of arrangement	Supervisory Board Members plan
Type of Award	Restricted Shares / Restricted Share Units
Date of first grant	May 8, 2023	September 5, 2023	November 8, 2023	November 12, 2024
Number granted	67,264	11,478	149,147	85,502
Vesting conditions	The restricted share units vested in full on May 8, 2024	The restricted share units are vested in full on September 5, 2024	The restricted share units are vested in full on November 8, 2024	The restricted share units vest in full on November 12, 2025

Long-Term Incentive Plan

On July 1, 2021, 171,164 restricted share units (“RSUs”) were granted to selected key management members. RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 62,217 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 108,947 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded vested in substantially equal installments on each of June 30, 2022, June 30, 2023 and June 30, 2024, subject to continued service on such vesting dates.

The non-market performance RSUs vested after 3 years on June 30, 2024 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 30.68 for 170,221 RSUs and USD 22.38 for 943 RSUs, the closing share price of the grant date.

On July 1, 2022, 674,106 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 255,754 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 418,352 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2023, June 30, 2024 and June 30, 2025, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2025 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. The performance condition is based upon the three-year cumulative gross profit target. Potential award levels range from 25-200% of the grant depending on the achievement of a gross profit target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 9.68 for 674,106 RSUs.

On July 1, 2023, 3,113,125 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. As the LTI awarded on July 1, 2023 was subject to approval by the shareholders, the grant date was the date of the Annual General Meeting (AGM) when approval was obtained on November 8, 2023. Out of the granted RSUs, 1,696,022 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,417,103 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2024, June 30, 2025 and June 30, 2026, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2026 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.41 for 3,113,125 RSUs, which was approved in the AGM on November 8, 2023.

On July 1,2023, 2,923,280 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values. As the stock options awarded on July 1, 2023 were subject to approval by the shareholders, the grant date is the date of the AGM when approval was obtained on November 8, 2023.

Additionally, on December 15, 2023, 682,021 stock options were granted, with service commencement date July 1, 2023 on similar terms to same selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 4.00. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On July 1, 2024, 2,295,434 RSUs were granted to selected key management members. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. Out of the granted RSUs, 1,252,241 RSUs; “time-vesting RSUs” will be subject to a time-based vesting and 1,043,193 RSUs; “non-market performance RSUs” will be subject to a time and performance-based vesting. One-third (1/3) of the time-vesting RSUs awarded will vest in substantially equal installments on each of June 30, 2025, June 30, 2026 and June 30, 2027, subject to continued service on such vesting dates.

The non-market performance RSUs will vest after 3 years on June 30, 2027 and contain a performance condition that will determine the number of shares awardable at the end of the performance period pursuant to the respective vested restricted share units. Potential award levels range from 25-200% of the grant depending on the achievement of a GMV growth and an adjusted EBITDA margin target over the three-year period. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 5.07 for 2,295,434 RSUs.

On July 1, 2024, 3,277,477 stock options were granted to selected key management members. One third (1/3) of the options vest and become exercisable on each on the first three anniversaries of the service commencement date. After vesting, each option grants the right to purchase one share at a price of USD 5.07. The vested options can be exercised up to 10 years after the service commencement date. The granted options are divided into three different tranches which have varying grant date fair values.

On October 1, 2024, 102,740 time-vesting RSUs were granted to selected key management member. Each RSU represents the right to receive an ADS (and the ordinary shares represented thereby) of LuxExperience B.V. upon vesting, based on the deemed value of award on grant date. The total number of RSU’s will vest on July 1, 2025. As the RSUs are not subject to an exercise price, the grant date fair value amounts to USD 3.65, the closing share price of the day before the grant date.

The following table summarizes the main features of time-vesting RSUs under the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Time-vesting RSUs
Service commencement date	July 1, 2021	July 1, 2022	July 1, 2023	July 1, 2024	Oct. 1, 2024
Grant date	July 1, 2021	July 1, 2022	Nov. 8, 2023	July 1, 2024	Oct. 1, 2024
Number granted	62,217	255,754	1,696,022	1,252,241	102,740
Vesting conditions	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Graded vesting of 1/3 of the time vesting RSUs over the next three years.	Vest in full on July 1, 2025

The following table summarizes the main features non-market performance RSUs and stock option awards under the annual plan:

Type of arrangement	Key Management Members Long-Term Incentive Plan
Type of Award	Non-market performance RSUs				Stock options
Service commencement date	July 1, 2021	July 1, 2022	July 1, 2023	July 1, 2024	July 1, 2023	July 1, 2024
Grant date	July 1, 2021	July 1, 2022	Nov. 8, 2023	July 1, 2024	Various dates[1]	July 1, 2024
Number granted	108,947	418,352	1,417,103	1,043,193	3,605,301	3,277,477
Vesting conditions	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	3 year’s services from grant date and achievement of a certain level of cumulative gross profit.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	3 year’s services from service commencement date and achievement of a certain level of cumulative GMV growth and adjusted EBITDA margin.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.	Graded vesting of 1/3 of the granted share options in each of the next three years of service from service commencement date.

(1)	The award is composed of 2 separate grants: 2,923,280 options granted and approved on November 8, 2023 and additional 682,021 options granted on December 15, 2023. Both grants are part of the same award and subject to the same conditions.

Employee Share Purchase Program (ESPP)

On May 29, 2023, the Company commenced its first open enrollment period for its Employee Share Purchase Program (“ESPP”), which was approved by the shareholders on October 27, 2022, at the Company’s annual general meeting. The objective of the ESPP is to allow employees of the Company (or any of its subsidiaries) to participate in the growth of the Company and to promote long-term corporate engagement by offering eligible employees the opportunity to acquire American Depositary Shares representing shares in the capital of the Company, at a discount, subject to the terms of the ESPP. The discount is fixed to one-fourth of the investment by the participant. The discount is implemented by increasing the number of shares with one-third (e.g. a participant receives four ADSs for the price of three ADSs). The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €28 thousand. 29,641 shares were issued in the program. The grant date fair value amounts to USD 4.00.

On May 17, 2024 the Company commenced its second open enrollment period for its Employee Share Purchase Program. The expense that was recorded in equity, displaying the contribution of Mytheresa to the employees, amounted to €18 thousand. 13,149 shares were issued in the program. The grant date fair value amounts to USD 6.00.

b)	Measurement of fair values

Alignment Grant

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Tranche I	Tranche II	Tranche III
Weighted average fair value	$25.42	$22.93	$20.68
Exercise price	$5.79	$8.68	$11.58
Weighted average share price	$31.00	$31.00	$31.00
Expected volatility	60%	60%	60%
Expected life	2.32 years	2.32 years	2.32 years
Risk free rate	0.0%	0.0%	0.0%
Expected dividends	-	-	-

Expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

Stock Options from Long-Term Incentive Plan

The fair value of the employee share options has been measured using the Black-Scholes formula. The inputs used in the measurement of the fair values at grant date of the equity-settled share-based payment plans were as follows.

Black Scholes Model - Weighted Average Values	Grant date November 8, 2023	Grant date December 15, 2023	Grant date July 1, 2024
Weighted average fair value	$0.64	$0.65	$1.82
Exercise price	$4.00	$4.00	$5.07
Weighted average share price	$3.41	$3.55	$5.07
Expected volatility	45.83%	45.32%	64.47%
Expected life	1.65 years	1.55 years	1.97 years
Risk free rate	3.00%	2.37%	2.88%
Expected dividends	-	-	-

For the options granted before June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of publicly traded peer companies, particularly over the historical period commensurate with the expected term.

For the options granted after June 30, 2024, expected volatility has been based on an evaluation of the historical volatility of the Company’s own shares, particularly over the historical period commensurate with the expected term.

Restoration Grant

As the phantom shares granted under the Restoration Award are not subject to an exercise price, the grant date fair value amounts to USD 31, the closing share price on the first trading day.

c)	Share-based compensation expense recognized

Amounts recognized for share based payment programs were as follows:

	Nine months ended March 31,
(in € thousands)	2024	2025
Classified within capital reserve (beginning of year)	158,453	175,591
Expense related to:	14,321	13,090
Share Options (Alignment Grant)	10,506	4,178
Share Options (LTI)	680	2,722
Restricted Shares	-	371
Restricted Share Units	3,135	5,819
Classified within capital reserve (end of year)	172,775	188,681

During the nine months ended March 31, 2025, the Company withheld 13,787 shares to cover tax obligations related to the vesting of RSUs. The total value of the shares withheld was €66 thousand which was based on the market price of the Company’s shares on the vesting date.

d)	Reconciliation of outstanding share options

The number and weighted-average exercise prices of share options under the share option programs described under the Alignment award were as follows.

	Alignment award
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	6,197,415	8.55
forfeited	64,787	8.30
exercised	-	N/A
March 31, 2024	6,132,628	8.63

June 30, 2024	6,063,090	8.57
forfeited	215,529	11.58
exercised	134,271	5.79
March 31, 2025	5,713,290	8.52

The range of exercise prices for the share options outstanding as of March 31, 2025 is between 5.79 USD and 11.58 USD. The average remaining contractual life is 5.81 years.

The number and weighted-average exercise prices of share options under the share option programs described in Long-Term Incentive Plan for share options were as follows.

	Share Options under the Long-Term Incentive Plan
	Options	Wtd. Average Exercise Price (USD)
June 30, 2023	-	-
forfeited	219,433	4.00
granted	3,605,301	4.00
March 31, 2024	3,385,868	4.00

June 30, 2024	3,309,066	4.00
forfeited	12,997	4.53
exercised	107,082	4.00
granted	3,277,477	5.07
March 31, 2025	6,466,464	4.54

The range of exercise prices for the share options outstanding as of March 31, 2025 is between 4.00 USD and 5.07 USD. The average remaining contractual life is 8.76 years.

17.	Financial instruments and financial risk management

Additional disclosures on financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. The table excludes fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount reasonably approximates fair value.

Financial instruments as of June 30, 2024 were as follows:

	June 30, 2024
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	1,431		Amortized cost	-	-
Current financial assets
Trade and other receivables	11,819	-	Amortized cost	-	-
Cash and cash equivalents	15,107	-	Amortized cost	-	-
Other assets	45,306	22,265
thereof deposits	152	-	Amortized cost	-	-
thereof other financial assets	22,889		Amortized cost	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	40,483	40,483	N/A	-	-
Current financial liabilities
Lease liabilities	9,282	9,282	N/A	-	-
Trade and other payables	85,322	-	Amortized cost	-	-
Other liabilities	95,235	74,171
thereof other financial liabilities	21,064	-	Amortized cost	-

Financial instruments as of March 31, 2025 were as follows:

	March 31, 2025
(in € thousands)	Carrying amount	Categories outside of IFRS 9	Category in accordance with IFRS 9	Fair value	Fair value hierarchy level
Financial assets
Non-current financial assets
Non-current deposits	1,583	-	Amortized cost	-	-
Current financial assets
Trade and other receivables	13,607	-	Amortized cost	-	-
Cash and cash equivalents	14,240	-	Amortized cost	-	-
Other assets	45,263	28,154		-	-
thereof deposits	30	-	Amortized cost	-	-
thereof derivatives (hedge accounting)	189		N/A	189	Level 2
thereof other financial assets	16,891		Amortized cost	-
Financial liabilities
Non-current financial liabilities
Lease liabilities	37,094	37,094	N/A	-	-
Current financial liabilities
Borrowings	25,000	-	Amortized cost	-	-
Lease liabilities	7,929	7,929	N/A	-	-
Trade and other payables	69,712	-	Amortized cost	-	-
Other liabilities	116,415	96,064
thereof derivatives (hedge accounting)	560		N/A	560	Level 2
thereof other financial liabilities	19,791	-	Amortized cost	-

Foreign exchange forwards are valued according to their present value of future cash flows based on forward exchange rates at the balance sheet date. The fair values of these instruments are also considered as level 2 fair values.

There were no transfers between the different levels of the fair value hierarchy as of June 30, 2024 and March 31, 2025. LuxExperience Group’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as at the end of the reporting period.

As LuxExperience Group does not meet the criteria for offsetting, no financial instruments are netted.

As of March 31, 2025, LuxExperience Group has recorded €268 thousand in negative net cash flow hedge reserve. Had hedge accounting not been applied, the amount would have been recorded in profit or loss immediately. The remaining portion of other comprehensive income is related to translation differences of balance sheet items denominated in foreign currencies in prior periods. For more details please refer to LuxExperience Group’s annual consolidated financial statements for the fiscal year 2024.

18.	Events after reporting period

Closing of the acquisition of YOOX Net-a-Porter Group S.p.A. ("YNAP")

On 23 April 2025, LuxExperience (formerly MYT Netherlands Parent B.V.) completed the acquisition of 100% of the equity interests in YOOX Net-a-Porter Group S.p.A. (“YNAP”) from Richemont Italia Holding S.p.A (“Richemont”). The acquisition included all voting and non-voting equity interests, executed via a share-for-share transaction, whereby Richemont received 49,741,342 newly issued shares (“Consideration Shares”) in LuxExperience, representing 33% of the acquirer’s fully diluted share capital post issuance of the Consideration Shares. At the time of closing, YNAP had a net cash position of €555 million and no financial debt. The net cash position is subject to post-closing adjustments. In addition, Richemont International Holding S.A. has provided YNAP with a €100 million revolving credit facility, maturing in six years. (“the Transaction”)

The fair value of the consideration on the date of acquisition was €364.7 million. The fair value of the consideration is considered as level 1 fair value in accordance with IFRS 13. The closing LuxExperience stock price on the acquisition date was $7.93 and the official USD / EUR exchange rate was 1.0815.

As part of the Transaction, it was agreed that Richemont may nominate one individual to serve as a member of the Supervisory Board subject to, and with effect from, completion of the Transaction, i.e., upon completion of the sale and purchase of the shares in YNAP. In view of this, Richemont nominated, Mr. Burkhart Grund and the nomination was approved during the extraordinary general meeting of shareholders (EGM) held on March 6, 2025.

YNAP is a global luxury e-commerce business operating a portfolio of digital fashion platforms, including NET-A-PORTER, MR PORTER, YOOX, and THE OUTNET. With this acquisition, LuxExperience aims to achieve synergies by integrating complementary business models, supported by a shared digital infrastructure and enhanced operational scale.

The acquisition date was after the reporting period end of 31 March 2025, and as such, YNAP’s financial results are not included in the consolidated financial statements for the quarter ended 31 March 2025.

At the time of authorization of these financial statements, the initial accounting for the business combination remains in progress. As a result, the Group is not yet able to provide the disclosures required by IFRS 3 paragraph B64 (e), (h), (i), (j), (k), (n) and (q), including details regarding the fair value of identifiable assets acquired and liabilities assumed, goodwill or gain from a bargain purchase, and the impact on consolidated revenue and profit or loss since the acquisition date. These disclosures will be provided in a subsequent financial report once the necessary information becomes available and the initial accounting has been finalized.

Change of company name and ticker symbol

Following the acquisition, the Company announced that MYT Netherlands Parent B.V. will be renamed LuxExperience B.V. Effective May 1, 2025, the Company continued to be listed on the New York Stock Exchange under the new trade name "LuxExperience" with the ticker symbol "LUXE". This renaming reflects the vision of creating the leading global luxury multi-brand digital platform.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this report. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under ‘‘Risk Factors’’ in the annual report on Form 20-F filed on September 12, 2024 and in other parts of this report. Our fiscal year ends on June 30. Throughout this report, all references to quarters and years are to our fiscal quarters and fiscal years unless otherwise noted.

Special Note Regarding Forward-Looking Statements

This Quarterly Report contains forward-looking statements that involve risks, uncertainties, and assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. The statements contained in this Quarterly Report that are not purely historical, including without limitation statements in the following discussion and analysis of financial condition and results of operations regarding our projected financial position and results, business strategy, plans, and objectives of our management for future operations, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are often identified by the use of words such as, but not limited to, “anticipate,” “believe,” “can,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “seek,” “should,” “target,” “will,” “would,” and similar expressions or variations intended to identify forward-looking statements. These statements are based on the beliefs and assumptions of our management, which are in turn based on information currently available to management. Such forward-looking statements are subject to risks, uncertainties, and other important factors that could cause actual results and the timing of certain events to differ materially from future results expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Risk Factors” included in the annual report on Form 20-F filed on September 12, 2024. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements.

Overview

LuxExperience Group is a holding company. Through its subsidiary Mytheresa Group GmbH (together with its subsidiaries, “Mytheresa”), LuxExperience Group operates a digital platform for the global luxury consumer shipping to over 130 countries. Founded as a boutique in 1987, Mytheresa launched online in 2006 and offers ready-to-wear, shoes, bags and accessories for womenswear, menswear, kidswear as well as lifestyle products and fine jewelry. The highly curated edit of up to 250 brands focuses on true luxury brands such as Bottega Veneta, Brunello Cucinelli, Dolce&Gabbana, Gucci, Loewe, Loro Piana, Moncler, Prada, Saint Laurent, The Row, Valentino, and many more. Mytheresa’s unique digital experience is based on a sharp focus on high-end luxury shoppers, exclusive product and content offerings, leading technology and analytical platforms as well as high quality service operations.

As of the reporting date, the Group has maintained operational stability, experiencing no major disruptions in its supply chain, logistics, or partnerships. The global economic uncertainties, exacerbated by the war in Ukraine and Middle East and other geopolitical factors, may impact the Group's business activities and future sales.

Changes or perceived shifts in trade policies, treaties and tariffs—including the imposition of new duties, quotas or retaliatory measures—could increase our operating costs, strain cross-border commerce, disrupt our supply chain and weaken our financial condition. These developments may also dampen customer sentiment, reduce demand for our products and disrupt logistics and distribution channels in key markets.

Further escalation of trade tensions—such as the adoption of additional trade restrictions or a full-scale trade war—could precipitate a broader economic slowdown or recession; such an outcome would place significant additional pressure on sales performance, cash flows and overall results of operations, and may undermine investor confidence.

Inflationary pressures have affected customer prices, and we consider increases in recommended retail prices from suppliers in our pricing strategy. Despite the luxury product market showing resilience to inflation-induced demand shifts, the Group is not immune to increased cost inflation in various aspects of its business model. Furthermore, macro-economic factors such as high interest rates and customer uncertainties may contribute to a potential recession in certain markets, leading to a temporary negative impact on overall customer demand.

These economic uncertainties, coupled with the effects of geopolitical events, may pose challenges to our brand partners, customers, and other business activities. The negative effect of these economic uncertainties was visible in the three and nine months ended March 31, 2025 and is expected to continue. Nevertheless, the current stance is that the management does not anticipate any long-term adverse effects from the ongoing uncertainties in the global economy, although vigilance and adaptability remain crucial in navigating these complex conditions.

Fluctuations in the results of operations for the three and nine months ended March 31, 2024 and 2025 may be related to seasonality in LuxExperience Group’s business, such as shifts in overall sale seasons. Seasonality in LuxExperience Group’s business thus does not follow that of traditional retailers, such as the typical concentration of net sales in the holiday quarter since the business is worldwide.

Acquisition of YNAP

On April 23, 2025, LuxExperience B.V completed its acquisition of YOOX Net-a-Porter Group S.p.A. ("YNAP") from Richemont Italia Holding S.P.A., following receipt of all required regulatory approvals. YNAP was transferred with a net cash position of €555 million and no financial debt. The net cash position is subject to post-closing adjustments. As consideration, LuxExperience B.V. issued 49,741,342 ordinary shares to Richemont, representing 33% of the fully diluted share capital. Richemont International Holding S.A. also provided a six-year €100 million revolving credit facility to support YNAP’s operations. YNAP is now a wholly-owned subsidiary of LuxExperience B.V. and will be fully consolidated from the acquisition date.

Change of company name and ticker symbol

Following the acquisition, the Company announced that MYT Netherlands Parent B.V. will be renamed LuxExperience B.V. Effective May 1, 2025, the Company continued to be listed on the New York Stock Exchange under the new trade name "LuxExperience" with the ticker symbol "LUXE". This renaming reflects the vision of creating the leading global luxury multi-brand digital platform.

Appointment of new senior leadership team

Coinciding with the receipt of anti-trust clearance for the transaction, the Company announced a new senior leadership team for the combined group to execute its transformation strategy and drive growth and profitability across its iconic brand portfolio—Mytheresa, NET-A-PORTER, MR PORTER, YOOX, and THE OUTNET. Details of the new leadership structure were announced in a press release and Form 6-K dated April 11, 2025.

Key Operating and Financial Metrics

We use the following operating and financial metrics to assess the progress of our business, make decisions on where to allocate time and investments and assess the near-term and longer-term performance of our business:

	Three months ended		Nine months ended
(in millions)	March 31, 2024(4)	March 31, 2025	March 31, 2024(4)	March 31, 2025
Gross Merchandise Value (GMV) (1)	€ 251.9	€ 261.3	€ 674.3	€ 722.6
Active customer (LTM in thousands)(2)	862	837	862	837
Total orders shipped (LTM in thousands)(2)	2,065	2,055	2,065	2,055
Average order value (LTM)(2)	692	753	692	753
Net sales	€ 233.6	€ 242.5	€ 617.7	€ 667.2
Gross profit	€ 101.3	€ 108.5	€ 278.7	€ 310.8
Gross profit margin	43.4%	44.8%	45.1%	46.6%
Operating Loss	€ (2.1)	€ (5.4)	€ (20.4)	€ (38.0)
Operating Loss margin	(0.9%)	(2.2%)	(3.3%)	(5.7%)
Net Loss	€ (3.3)	€ (5.5)	€ (21.3)	€ (33.7)
Net Loss margin	(1.4%)	(2.3%)	(3.4%)	(5.1%)
Adjusted EBITDA(3)	€ 8.9	€ 9.3	€ 15.2	€ 28.4
Adjusted EBITDA margin(3)	3.8%	3.9%	2.5%	4.3%
Adjusted Operating income(3)	€ 5.0	€ 5.5	€ 4.1	€ 16.6
Adjusted Operating income margin(3)	2.1%	2.3%	0.7%	2.5%
Adjusted Net income(3)	€ 3.8	€ 5.4	€ 3.2	€ 21.4
Adjusted Net income margin(3)	1.6%	2.2%	0.5%	3.2%

(1)	Gross Merchandise Value (“GMV”) is an operative measure and means the total Euro value of orders processed, either as principal or as agent. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes, applicable sales taxes and cancellations. GMV does not represent revenue earned by us.

(2)	Active customers, total orders shipped and average order value are calculated based on the GMV of orders shipped from our sites during the last twelve months (LTM) ended on the last day of the period presented.

(3)	Adjusted EBITDA, Adjusted Operating income and Adjusted Net income, and their corresponding margins as a percentage of net sales, are measures that are not defined under IFRS. We use these financial measures to evaluate the performance of our business. We present Adjusted EBITDA, Adjusted Operating income and Adjusted Net income, and their corresponding margins, because they are used by our management and frequently used by analysts, investors and other interested parties to evaluate companies in our industry. Further, we believe these measures are helpful in highlighting trends in our operating results, because they exclude the impact of items, that are outside the control of management or not reflective of our ongoing core operations and performance. Adjusted EBITDA, Adjusted Operating income (loss) and Adjusted Net income have limitations, because they exclude certain types of expenses. Furthermore, other companies in our industry may calculate similarly titled measures differently than we do, limiting their usefulness as comparative measures. We use Adjusted EBITDA, Adjusted Operating income (loss) and Adjusted Net income, and their corresponding margins, as supplemental information only. You are encouraged to evaluate each adjustment and the reasons we consider it appropriate for supplemental analysis. For further information about how we calculate these measures and limitations of its use, see page 30 & page 31.

(4)	The comparative information is revised on account of revision of comparative figures. Please see Note 7.

The following tables set forth the reconciliations of net loss to EBITDA and adjusted EBITDA, operating income (loss) to adjusted operating income (loss) and net loss to adjusted net income and their corresponding margins as a percentage of net sales:

	Three months ended		Nine months ended
(in € millions)	March 31, 2024(4)	March 31, 2025	March 31, 2024(4)	March 31, 2025
Net Loss	€ (3.3)	€ (5.5)	€ (21.3)	€ (33.7)
Finance costs, net	€ 1.3	€ 1.0	€ 3.5	€ 4.1
Income tax benefit	€ (0.1)	€ (0.9)	€ (2.6)	€ (8.4)
Depreciation and amortization	€ 3.9	€ 3.9	€ 11.1	€ 14.9
thereof depreciation of right-of use assets	€ 2.4	€ 2.4	€ 7.1	€ 7.2
thereof impairment loss on property plant and equipment(3)	-	-	-	€ 3.1
EBITDA	€ 1.8	€ (1.5)	€ (9.2)	€ (23.1)
Other transaction-related, certain legal and other expenses(1)	€ 4.1	€ 7.4	€ 10.2	€ 38.3
Share-based compensation(2)	€ 3.0	€ 3.5	€ 14.3	€ 13.2
Adjusted EBITDA	€ 8.9	€ 9.3	€ 15.2	€ 28.4

Reconciliation to Adjusted EBITDA Margin
Net sales	€ 233.6	€ 242.5	€ 617.7	€ 667.2
Adjusted EBITDA margin	3.8%	3.9%	2.5%	4.3%

	Three months ended		Nine months ended
(in € millions)	March 31, 2024(4)	March 31, 2025	March 31, 2024(4)	March 31, 2025
Operating loss	€ (2.1)	€ (5.4)	€ (20.4)	€ (38.0)
Other transaction-related, certain legal and other expenses(1)	€ 4.1	€ 7.4	€ 10.2	€ 38.3
Share-based compensation(2)	€ 3.0	€ 3.5	€ 14.3	€ 13.2
Impairment loss on property and equipment (3)	-	-	-	€ 3.1
Adjusted Operating income (loss)	€ 5.0	€ 5.5	€ 4.1	€ 16.6

Reconciliation to Adjusted Operating income Margin
Net sales	€ 233.6	€ 242.5	€ 617.7	€ 667.2
Adjusted Operating income margin	2.1%	2.3%	0.7%	2.5%

	Three months ended		Nine months ended
(in € millions)	March 31, 2024(4)	March 31, 2025	March 31, 2024(4)	March 31, 2025
Net Loss	€ (3.3)	€ (5.5)	€ (21.3)	€ (33.7)
Other transaction-related, certain legal and other expenses (1)	€ 4.1	€ 7.4	€ 10.2	€ 38.8
Share-based compensation (2)	€ 3.0	€ 3.5	€ 14.3	€ 13.2
Impairment loss on property and equipment (3)	-	-	-	€ 3.1
Adjusted Net income	€ 3.8	€ 5.4	€ 3.2	€ 21.4

Reconciliation to Adjusted Net income Margin
Net sales	€ 233.6	€ 242.5	€ 617.7	€ 667.2
Adjusted Net income margin	1.6%	2.2%	0.5%	3.2%

(1)	Other transaction- related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential & completed transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business, (iii) other non-recurring expenses incurred in connection with the costs of closing distribution center in Heimstetten, Germany and (iv) finance costs in the form of RCF amendment fees (applicable only to adjusted net income reconciliation).

(2)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating income and Adjusted Net income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see page 30 & page 31.

(3)	Included in depreciation and amortization is an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

(4)	The comparative information is revised on account of revision of comparative figures. Please see Note 7.

Gross Merchandise Value (GMV)

GMV is an operative measure and means the total Euro value of orders processed, including the value of orders processed on behalf of others for which we earn a commission. GMV is inclusive of product value, shipping and duty. It is net of returns, value added taxes and cancellations. GMV does not represent revenue earned by us. We use GMV as an indicator for the usage of our platform that is not influenced by the mix of direct sales and commission sales. The indicators we use to monitor usage of our platform include, among others, active customers, total orders shipped and GMV.

Active Customers

We define an active customer as a unique customer account from which an online purchase was made across our sites at least once in the preceding twelve-month period. In any particular period, we determine our number of active customers by counting the total number of unique customers who have made at least one purchase across our sites in the preceding twelve-month period, measured from the last date of such period. We view the number of active customers as a key indicator of our growth, the reach of our website, consumer awareness of our value proposition and the desirability of our product assortment. We believe our number of active customers drives both net sales and our appeal to brand partners.

Total Orders Shipped

We define total orders shipped as an operating metric used by management, which is calculated as the total number of online customer orders shipped to our customers during the fiscal year ended on the last day of the period presented. We view total orders as a key indicator of the velocity of our business and an indication of the desirability of our products. Total orders shipped and total orders recognized as net sales in any given period may differ slightly due to orders that are in transit at the end of any particular period.

Average Order Value

We define average order value as an operating metric used by management, which is calculated as our total GMV from online orders shipped from our sites during the fiscal year ended on the last day of the period presented divided by the total online orders shipped during the same twelve-month period. We believe our consistent high average order value reflects our commitment to price integrity and the luxury nature of our products. Average order value may fluctuate due to a number of factors, including merchandise mix and new product categories.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net income before finance expense (net), taxes, and depreciation and amortization (EBITDA), adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted EBITDA margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted Operating income and Adjusted Operating income margin

Adjusted Operating income is a non-IFRS financial measure that we calculate as operating income, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted Operating income margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted Net income and Adjusted Net income margin

Adjusted Net income is a non-IFRS financial measure that we calculate as net Loss, adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expenses. Adjusted Net income margin is a non-IFRS financial measure which is calculated in relation to net sales and GMV.

Adjusted EBITDA, Adjusted Operating income and Adjusted Net income and their corresponding margins as a percentage of net sales are key measures used by management to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA, Adjusted Operating income and Adjusted Net income facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

Adjusted shipping and payment costs and Adjusted shipping and payment cost ratio

Adjusted shipping and payment costs is a non-IFRS financial measure that we calculate as shipping and payment costs adjusted to exclude Other transaction-related, certain legal and other expenses in relation to establishing our new distribution center in Leipzig, Germany. Adjusted shipping and payment cost ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Adjusted selling, general and administrative and Adjusted selling, general and administrative cost ratio

Adjusted selling, general and administrative is a non-IFRS financial measure that we calculate as selling, general and administrative adjusted to exclude Other transaction-related, certain legal and other expenses and Share-based compensation expense. Adjusted selling, general and administrative cost ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Adjusted depreciation and amortization

Adjusted depreciation and amortization is a non-IFRS financial measure that we calculate as depreciation and amortization adjusted to exclude impairment losses recognized on property and equipment. Adjusted Depreciation ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Adjusted finance costs, net

Adjusted finance costs, net is a non-IFRS financial measure that we calculate as finance cost, net adjusted to exclude Other transaction-related, certain legal and other expenses which include revolving credit facility amendment fees. Adjusted finance cost, net ratio is a non-IFRS measure which is calculated in relation to net sales and GMV.

Factors Affecting our Performance

To analyze our business performance, determine financial forecasts and help develop long-term strategic plans, we focus on the factors described below. While each of these factors presents significant opportunity for our business, collectively, they also pose important challenges that we must successfully address in order to sustain our growth, improve our operating results and achieve and maintain our profitability, including those discussed below and in the section of our annual report on the Form 20-F titled ‘‘Risk Factors’’.

Overall Economic Trends

The overall economic environment and related changes in consumer behavior have a significant impact on our business. Though it is generally more muted in our high net worth customer cohort versus a broader demographic, positive conditions in the broader economy promote customer spending on our website, while economic weakness, which generally results in a reduction of customer spending, may have a negative effect on customer spend. Global macroeconomic factors can affect customer spending patterns, and consequently our results of operations. These include, but are not limited to, employment rates, trade negotiations and policies (including tariffs), availability of credit, inflation, interest rates and fuel, regional military conflicts and energy costs. In addition, during periods of low unemployment, we generally experience higher labor costs.

Growth in Brand Awareness

We will continue to invest in brand marketing activities to expand brand awareness. As we build our customer base, we will launch additional brand marketing campaigns, host physical money-can’t-buy experiences, develop exclusive capsule collections with some of the most luxurious brands and produce in-house product content to attract new customers to our platform. If we fail to cost-effectively promote our brand or convert impressions into new customers, our net sales growth and profitability may be adversely affected.

Luxury Brand Partners

Our business model relies on providing our customers access to a curated assortment of top luxury brands. We believe our longstanding relationships with top luxury fashion brands represent a competitive advantage. We employ a rigorous framework and deep buying expertise, informed by customer data, to meticulously buy and curate an exclusive assortment on our website. As we grow, we strive to maintain our exclusive relationships while forming new relationships with up and coming brands to the extent there is customer demand for such brands. However, if we are unsuccessful in maintaining these relationships or developing new relationships, our business and results of operations may be adversely affected.

Growth of Online Luxury

According to the 2024 Bain Study, the online penetration of luxury personal goods is expected to increase from 20% to 33% from 2023 to 2030. The growth in online will be driven by online platforms taking share from traditional retailers, driven by consumer preference for online shopping and the ease afforded by multibrand sites. In response to the online shift, the luxury market is innovating and evolving with new niche collections and customization options. Mytheresa has a long history of being at the forefront of this dialogue experimenting with brand partners through relevant brand collaborations and exclusive product offerings. However, if we fail to capture the future online spending shift with relevant product or if our competitors engage in promotional activity over multiple seasons, our customer growth may decelerate and our results of operations may be adversely affected. The global luxury market, inclusive of luxury apparel, accessories, beauty and hard goods, is expected to accelerate further reaching €460-500 billion by 2030, more than double its size in 2020, according to Bain & Company’s Luxury Goods Worldwide Market Monitor (Fall 2024) (the “2024 Bain Study”).

Growth in Men’s, Kidswear and Life

In 2019 we launched Mytheresa Kids, and in January 2020, we launched Mytheresa Men to expand our curated offering to these large and underserved categories. We believe there is a lack of curated online multi-brand offerings in both categories which we can capture through our differentiated value proposition. We have built out full buying, marketing and merchandising teams, leveraged our brand relationships and are supporting these categories with exclusive capsules, experiences and content. We believe we can curate and assort collections for men, as we have done with women’s, expanding our value proposition to these new categories. We launched the new category “Life” in May 2022, extending Mytheresa’s renowned multi-brand shopping approach into all aspects of luxury lifestyle. Life presents the most elevated selection of home décor and other lifestyle products, further deepening the relationship with our high value customers that have a passion for luxury design in their wardrobes as well as their homes. In the fourth quarter of fiscal year 2023 we introduced certified pre-owned luxury watches in collaboration with Bucherer and extension of fine jewelry assortment. Being the only curated luxury online platform to combine womenswear, menswear, kidswear, lifestyle products and fine jewelry, makes us a truly unique and engaging destination for luxury shoppers.

Inventory Management

We utilize our customer data and collaborate with brand partners to assort a highly relevant assortment of products for our customers. The expertise of our buyers and our data help us gauge demand and product architecture to optimize our inventory position. Through analyzing customer feedback and real-time customer purchase behavior, we are able to efficiently predict demand, sizing and colorways beyond the insights of our buyers. This minimizes our portfolio risk and increases our sell-through. As we scale, our buying process will be further enhanced through the growth in our global data repository and our ability to leverage data science as part of the buying process. Additionally, our investments in different facets of our inventory offering fluctuate alongside shifting consumer trends and the fundamental needs of our business.

Investment in our Operations and Infrastructure

As we enhance our offering and grow our customer base, we will incur additional expenses. Our future investments in operations, like our investments in the new distribution center in Leipzig, and infrastructure will be informed by our understanding of global luxury trends and the needs of our platform. As we continue to scale, we will be required to support our online offering with additional personnel. We will invest capital in inventory, fulfillment capabilities, and logistics infrastructure as we drive efficiencies in our business, localize our offering, enter new categories and partner with new brands. We will also actively monitor our fulfillment capacity needs, investing in capacity and automation in a selective manner.

Curated Platform Model (CPM)

CPM integrates Mytheresa with brand partners’ direct retail operations which provides access to highly desirable products at scale, improves capital efficiency and is accretive to top- and bottom-line. The products are selected by Mytheresa out of a much larger brand retail collection. Through the CPM, we are able to directly maintain the customer relationship and manage the fulfilment of the order up to the shipment to the end customer. Early season deliveries are aligned with retail channels. In addition, Mytheresa receives regular in-season replenishment of core as well as seasonal products. The product is delivered to Mytheresa distribution center; however, the inventory is owned by the brand partner until it is delivered to a customer. Unsold merchandise will either be returned to the brand partner by the end of the season or carried forward for the new season. Mytheresa acts as an agent, with the CPM platform fees recorded as net sales.

Components of our Results of Operations

Net sales

consist of revenues earned from sales of clothing, bags, shoes, accessories, fine jewelry and other categories through our sites and our flagship retail store and our recently opened men´s store, as well as shipping revenue and delivery duties paid when applicable, net of promotional discounts and returns. The platform fees originating from the curated platform model and monetization revenues are also included in our net sales. Revenue is generally recognized upon delivery to the end customer. Changes in our reported net sales are mainly driven by growth in the number of our active customers, changes in average order value, the total number of orders shipped and fees in relation to our curated platform model.

Cost of sales, exclusive of depreciation and amortization

includes the cost of merchandise sold, net of trade discounts, in addition to inventory write-offs and delivery costs of product from our brand partners. These costs fluctuate with changes in net sales and changes in inventory write-offs due to inventory aging. For CPM revenue, we do not incur cost of sales as the purchase price of the goods sold is borne by the CPM brand partner.

Gross profit

as a percentage of our net sales is referred to as gross profit margin. Gross Profit is equal to our net sales reduced by cost of sales, exclusive of depreciation and amortization. The gross profit margin may fluctuate with the degree of promotional intensity in the industry.

Shipping and payment costs

consist primarily of shipping fees paid to our delivery providers, packaging costs, delivery duties paid for international sales and payment processing fees paid to third parties. Shipping and payment costs fluctuate based on the number of orders shipped and net sales. General increases are due to a higher share of international sales and a higher share of countries where the company bears all customs duties for the customer, for example in the USA.

Marketing expenses

primarily consist of online advertising costs aimed towards acquiring new customers, including fees paid to our advertising affiliates, marketing to existing customers, and other marketing costs, which include events productions, communication, and development of creative content. We expect marketing expenses to stay stable as a percentage of net sales and GMV in the medium term.

Selling, general and administrative expenses

include personnel costs and other types of general and administrative expenses. Personnel costs, which constitute the largest percentage of selling, general and administrative expenses, include salaries, benefits, and other personnel-related costs for all departments within the Company, including fulfillment and marketing operations, creative content production, IT, buying, and general corporate functions. General and administrative expenses include IT expenses, rent expenses for leases not capitalized under IFRS 16, consulting services, insurance costs, Share-based compensation expense as well as Other transaction-related, certain legal and other expenses. Although selling, general and administrative expenses will increase as we grow, we expect these expenses to decrease as a percentage of net sales or GMV in the medium term.

Depreciation and amortization

include the depreciation of property and equipment, including right-of-use assets capitalized under IFRS 16, leasehold improvements, amortization of technology and other intangible assets and impairment losses recognized in accordance with IAS 36.

Other income (expense), net

principally consists of gains or losses from foreign currency fluctuations, gains or losses on disposal of property and equipment and other miscellaneous expenses and income.

Finance costs, net

in fiscal year 2024 consists of our finance costs related to interest expense on our leases as well as on our revolving credit facilities (“RCF”).

Finance costs, net in fiscal year 2025 consists of our finance costs related to interest expense on our leases as well as on our RCF with Commerzbank Aktiengesellschaft (“Commerzbank”), UniCredit Bank AG (“UniCredit”) and J.P. Morgan Chase SE. As of March 31, 2025, LuxExperience Group had drawn €25.0 million in cash under the €75.0 million RCF. In addition, €8.6 million of the credit line was utilized in the form of guarantees issued under the same facility.

Results of Operations

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Net sales	233,568	242,508	617,664	667,194
Cost of sales, exclusive of depreciation and amortization	(132,290)	(133,976)	(338,964)	(356,443)
Gross profit	101,277	108,532	278,700	310,751
Shipping and payment cost	(39,296)	(36,613)	(100,121)	(99,671)
Marketing expenses	(23,090)	(26,525)	(70,247)	(81,594)
Selling, general and administrative expenses	(37,124)	(44,890)	(117,563)	(149,628)
Depreciation and amortization	(3,885)	(3,892)	(11,124)	(14,949)
Other expense, net	12	(2,035)	(1)	(2,916)
Operating loss	(2,106)	(5,422)	(20,355)	(38,006)
Finance costs, net	(1,283)	(969)	(3,488)	(4,143)
Loss before income taxes	(3,389)	(6,391)	(23,843)	(42,149)
Income tax (expense) benefit	69	898	2,537	8,445
Net loss	(3,320)	(5,493)	(21,307)	(33,704)

	Three months ended				Nine months ended
(in € thousands)	March 31, 2024		March 31, 2025		March 31, 2024		March 31, 2025
Gross Merchandise Value (GMV)	251,865	100.0%	261,317	100.0%	674,318	100.0%	722,551	100.0%

Net sales	233,568	92.7%	242,508	92.8%	617,664	91.6%	667,194	92.3%
Cost of sales, exclusive of depreciation and amortization	(132,290)	(52.5%)	(133,976)	(51.3%)	(338,964)	(50.3%)	(356,443)	(49.3%)
Gross profit	101,277	43.4%	108,532	44.8%	278,700	45.1%	310,751	46.6%
Adjusted Shipping and payment cost	(38,502)	(15.3%)	(36,613)	(14.0%)	(98,993)	(14.7%)	(99,577)	(13.8%)
Marketing expenses	(23,090)	(9.2%)	(26,525)	(10.2%)	(70,247)	(10.4%)	(81,594)	(11.3%)
Adjusted Selling, general and administrative expenses	(30,822)	(12.2%)	(34,010)	(13.0%)	(94,208)	(14.0%)	(98,218)	(13.6%)
Adjusted Depreciation and amortization	(3,885)	(1.5%)	(3,892)	(1.5%)	(11,124)	(1.6%)	(11,878)	(1.6%)
Other income (expense), net	12	0.0%	(2,035)	(0.8%)	(1)	0.0%	(2,916)	(0.4%)
Adjusted Operating income (loss)	4,990	2.1%	5,458	2.3%	4,127	0.7%	16,569	2.5%

Percentages are in relation to GMV; Gross Profit and Adjusted Operating income (loss) percentages are in relation to Net sales.

Gross Merchandise Value (GMV)

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Gross Merchandise Value (GMV)	251,865	261,317	674,318	722,551

GMV increased by €9.5 million, or 3.8% for the three months ended March 31, 2025 and by €48.2 million or 7.2% for the nine months ended March 31, 2025 compared to prior year periods. Growth in GMV was primarily driven by an increase in our average order value (AOV). GMV indicates the total amount of merchandise that our customers transact on our platform, and it reveals the depth of our customer relationships.

Net sales

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Net sales	233,568	242,508	617,664	667,194
Gross Merchandise Value (GMV)	251,865	261,317	674,318	722,551
Net sales percentage of GMV	92.7%	92.8%	91.6%	92.3%

Net sales increased by €8.9 million, or 3.8% for the three months ended March 31, 2025 and by €49.5 million, or 8.0% for the nine months ended March 31, 2025 compared to prior year periods. The higher net sales growth compared to the GMV growth in the nine months ended March 31, 2025, is due to several wholesale brands performing better than individual CPM brands. Performance of CPM brands is only reflected with the commission we receive in net sales. The share of commission from the CPM is below 10% of net sales. Seven fashion brands had switched from the wholesale model to CPM as of March 31, 2025 and 2024.

Cost of sales, exclusive of depreciation and amortization

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Cost of sales, exclusive of depreciation and amortization	(132,290)	(133,976)	(338,964)	(356,443)
Percentage of Net sales	(56.6%)	(55.2%)	(54.9%)	(53.4%)
Percentage of GMV	(52.5%)	(51.3%)	(50.3%)	(49.3%)

Cost of sales, exclusive of depreciation and amortization increased by €1.7 million, or 1.3% for the three months ended March 31, 2025 and by €17.5 million, or 5.2% for the nine months ended March 31, 2025 compared to prior year periods. The increase during the periods presented is aligned with GMV and net sales developments, although GMV and net sales show higher growth rates leading to an increase in gross profit margin.

Gross profit

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Gross profit	101,277	108,532	278,700	310,751
Percentage of Net sales	43.4%	44.8%	45.1%	46.6%
Percentage of GMV	40.2%	41.5%	41.3%	43.0%

Gross profit increased by €7.3 million, or 7.2% for the three months ended March 31, 2025, and by €32.1 million, or 11.5% for the nine months ended March 31, 2025 compared to prior year periods. The gross margin improved by 140 basis points in the three-month period ended March 31, 2025 and by 150 basis points in the nine-month period ended March 31, 2025, driven by a higher share of full-price sales compared to the prior year periods.

Shipping and payment costs

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Shipping and payment cost	(39,296)	(36,613)	(100,121)	(99,671)
Percentage of Net sales	(16.8%)	(15.1%)	(16.2%)	(14.9%)
Percentage of GMV	(15.6%)	(14.0%)	(14.8%)	(13.8%)

Shipping and payment costs decreased by €2.7 million, or 6.8% for the three months ended March 31, 2025 and decreased by €0.5 million, or 0.4% for the nine months ended March 31, 2025 compared to prior year periods. The shipping and payment cost ratio in relation to GMV decreased from 15.6% to 14.0% for the three months ended March 31, 2025 and from 14.8% to 13.8% for the nine months ended March 31, 2025, mostly driven by an increase in AOV compared to the prior year periods.

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Shipping and payment cost	(39,296)	(36,613)	(100,121)	(99,671)
Other transaction-related, certain legal and other expenses (1)	794	-	1,127	94
Adjusted Shipping and payment cost	(38,502)	(36,613)	(98,993)	(99,577)
Percentage of Net sales	(16.5%)	(15.1%)	(16.0%)	(14.9%)
Percentage of GMV	(15.3%)	(14.0%)	(14.7%)	(13.8%)

(1)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of establishing our new distribution center in Leipzig, Germany.

Marketing expenses

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Marketing expenses	(23,090)	(26,525)	(70,247)	(81,594)
Percentage of Net sales	(9.9%)	(10.9%)	(11.4%)	(12.2%)
Percentage of GMV	(9.2%)	(10.2%)	(10.4%)	(11.3%)

Marketing expenses increased by €3.4 million, or 14.9% for the three months ended March 31, 2025 and by €11.3 million, or 16.2% for the nine months ended March 31, 2025 compared to the prior year periods.

The increase in the marketing cost ratio in relation to net sales and GMV was mostly driven by an uptick in marketing campaigns and events aimed at attracting high-potential new customers and retaining our existing top customers.

Selling, general and administrative expenses

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Selling, general and administrative expenses	(37,124)	(44,890)	(117,563)	(149,628)
Percentage of Net sales	(15.9%)	(18.5%)	(19.0%)	(22.4%)
Percentage of GMV	(14.7%)	(17.2%)	(17.4%)	(20.7%)

The total selling, general and administrative (SG&A) expenses increased by €7.8 million, or 20.9% for the three months ended March 31, 2025 and by €32.1 million, or 27.3% for the nine months ended March 31, 2025 compared to the prior year periods. The increase was primarily driven by other transaction-related, certain legal and other expenses which stood at €7.4 million and €38.3 million for the three and nine months ended March 31, 2025 respectively.

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Personnel expenses	(29,751)	(29,346)	(93,686)	(96,260)
thereof fulfilment personnel expense	6,757	7,065	20,017	19,379
Percentage of Net sales	(12.7%)	(12.1%)	(15.2%)	(14.4%)
Percentage of GMV	(11.8%)	(11.2%)	(13.9%)	(13.3%)

General and administrative expenses	(7,373)	(15,544)	(23,877)	(53,369)
Percentage of Net sales	(3.2%)	(6.4%)	(3.9%)	(8.0%)
Percentage of GMV	(2.9%)	(5.9%)	(3.5%)	(7.4%)
Selling, general and administrative expenses	(37,124)	(44,890)	(117,563)	(149,628)

General and administrative expenses increased by €8.2 million, or 110.8% for the three months ended March 31, 2025 and by €29.5 million, or 123.5% for the nine months ended March 31, 2025 compared to prior year periods, mainly due to other transaction-related, certain legal and other expenses.

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Selling, general and administrative expenses	(37,124)	(44,890)	(117,563)	(149,628)
Share-based compensation (1)	2,985	3,513	14,321	13,155
Other transaction-related, certain legal and other expenses (2)	3,316	7,367	9,034	38,256
Adjusted SG&A	(30,822)	(34,010)	(94,208)	(98,218)
Percentage of Net sales	(13.2%)	(14.0%)	(15.3%)	(14.7%)
Percentage of GMV	(12.2%)	(13.0%)	(14.0%)	(13.6%)

(1)	Certain members of management and supervisory board members have been granted share-based compensation for which the share-based compensation expense will be recognized upon defined vesting schedules in the future periods. Our methodology to adjust for share-based compensation and subsequently calculate Adjusted EBITDA, Adjusted Operating income and Adjusted Net income includes both share-based compensation expense connected to the IPO and share-based compensation expense recognized in connection with grants under the Long-Term Incentive Plan (LTI) for the LuxExperience Group key management members and share-based compensation expense due to Supervisory Board Members Plans. We do not consider share-based compensation expense to be indicative of our core operating performance. For further information about how we calculate these measures and limitations of its use, see below.

(2)	Other transaction-related, certain legal and other expenses represent (i) professional fees, including advisory and accounting fees, related to potential & completed transactions, (ii) certain legal and other expenses incurred outside the ordinary course of our business and (iii) other non-recurring expenses incurred in connection with the costs of our new distribution center in Leipzig.

Excluding the share-based compensation expenses and other transaction-related costs, certain legal and other expenses, the adjusted SG&A expenses as a percentage of GMV increased for the three months ended March 31, 2025 from 12.2% to 13.0% and for the nine months ended March 31, 2025 decreased from 14.0% to 13.6% compared to the prior year periods.

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Personnel expenses	(29,751)	(29,346)	(93,686)	(96,260)
Share-based compensation	2,985	3,513	14,321	13,155
Total Personel expenses excl. SBC	(26,766)	(25,832)	(79,365)	(83,104)
Percentage of Net sales	(11.5%)	(10.7%)	(12.8%)	(12.5%)
Percentage of GMV	(10.6%)	(9.9%)	(11.8%)	(11.5%)

     Excluding share-based compensation, personnel expenses decreased by €0.9 million, or 3.5% for the three months ended March 31, 2025 and increased by €3.7 million, or 4.7% for the nine months ended March 31, 2025 compared to the prior year periods. Overall, personnel expenses excluding share-based compensation as a percentage of net sales decreased from 10.6% to 9.9% for the three months ended March 31, 2025 and from 11.8% to 11.5% for the nine months ended March 31, 2025.

Depreciation and amortization

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Depreciation and amortization	(3,885)	(3,892)	(11,124)	(14,949)
Percentage of Net sales	(1.7%)	(1.6%)	(1.8%)	(2.2%)
Percentage of GMV	(1.5%)	(1.5%)	(1.6%)	(2.1%)

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Depreciation and amortization	(3,885)	(3,892)	(11,124)	(14,949)
Impairment loss on property and equipment	-	-	-	3,071
Adjusted Depreciation and amortization	(3,885)	(3,892)	(11,124)	(11,878)
Percentage of Net sales	(1.7%)	(1.6%)	(1.8%)	(1.8%)
Percentage of GMV	(1.5%)	(1.5%)	(1.6%)	(1.6%)

Depreciation and amortization expenses remained constant for the three months ended March 31, 2025 and increased by €3.8 million, or 34.4% for the nine months ended March 31, 2025 compared to prior year periods. The €3.8 million increase is largely driven by an impairment loss recognized, in accordance with IAS 36, on property plant and equipment utilized in the Heimstetten distribution center, which was closed in August 2024.

Finance costs, net

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Interest expenses on revolving credit facilities	(566)	(337)	(1,268)	(2,157)
Interest expenses on leases	(719)	(632)	(2,224)	(1,986)
Total Finance costs	(1,285)	(969)	(3,491)	(4,143)

Other interest income	2	-	3	-
Total Finance income	2	-	3	-
Finance costs, net	(1,283)	(969)	(3,488)	(4,143)
Percentage of Net sales	(0.5%)	(0.4%)	(0.6%)	(0.6%)
Percentage of GMV	(0.5%)	(0.4%)	(0.5%)	(0.6%)

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Finance costs, net	(1,283)	(969)	(3,488)	(4,143)
Other transaction-related, certain legal and other expenses	-	-	-	500
Adjusted finance costs, net	(1,283)	(969)	(3,488)	(3,643)
Percentage of Net sales	(0.5%)	(0.4%)	(0.6%)	(0.5%)
Percentage of GMV	(0.5%)	(0.4%)	(0.5%)	(0.5%)

Finance costs, net decreased by €0.3 million, or 24.4% for the three months ended March 31, 2025 and increased by €0.7 million, or 18.8% for the nine months ended March 31, 2025 compared to prior year periods. Finance costs, net for the nine months ended March 31, 2025 were higher as we had higher utilization of the revolving credit facility (“RCF”) over the duration of these periods compared to prior year periods.

Included in Other transaction-related, certain legal and other expenses for the nine months ended March 31, 2025 are costs to the amount of €0.5 million which were incurred in order to amend the RCF agreement, to allow for a business combination. These fees were classified as finance costs and expensed as incurred.

Income tax (expense) benefit

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Income tax (expense) benefit	69	898	2,537	8,445
Percentage of Net sales	0.0%	0.4%	0.4%	1.3%
Percentage of GMV	0.0%	0.3%	0.4%	1.2%

Income tax benefit for the nine months ended March 31, 2025 is driven by the deferred tax benefit of €7.2 million and current tax benefit of €1.2 million.

The change in the effective tax rate and tax expense for the three and nine months ended March 31, 2024, and 2024, was primarily driven by share-based compensation (SBC) expenses, which are non-deductible for tax purposes. In accordance with German tax law, it is anticipated that there will be a positive annual income before income taxes. The resulting positive tax rate will be applied to the loss before income taxes for the three and nine months ended March 31, 2025, leading to a calculated tax income.

Liquidity and Capital Resources

Our primary requirements for liquidity and capital are to finance working capital, capital expenditures and general corporate purposes, including income taxes. Our capital expenditures consist primarily of investments in our new distribution center in Leipzig, capital improvements to our facilities and headquarters and IT licenses.

Our primary sources of liquidity are cash generated from our operations, available cash and cash equivalents, and our revolving credit facility (“RCF”), which has a combined credit line of €75 million. We typically utilize our RCF when needed to manage seasonal fluctuations in our business. As of March 31, 2025, LuxExperience Group had drawn €25.0 million in cash under the €75.0 million RCF. In addition, €8.6 million of the credit line was utilized in the form of guarantees issued under the same facility.

As of March 31, 2025, our cash and cash equivalents were €14.2 million, and approximately 85% of our cash and cash equivalents were held in Germany, of which approximately 5%, and 3% were denominated in U.S. Dollars and Swiss Francs, respectively. No other currency held in Germany accounted for more than 10% of our cash and cash equivalents. Approximately 15% of our cash and cash equivalents were held outside of Germany, with the majority held in the United States in US Dollars and in the United Kingdom in British Pounds.

As of March 31, 2024, LuxExperience Group has entered into a new RCF agreement totaling €75.0 million that replaced the existing RCF. The new RCF has a maturity until September 2026.

The interest rate is based on Euribor 3-months plus applicable margin for the RCF, if used as basic short-term borrowings. Additionally, we use when needed money market loans with a usual duration of one to six months under the RCF agreement with an interest rate based on Euribor 3-months plus applicable margin.

Under the RCF, we have financial covenants related to working capital, as a borrowing base and a maximum group net debt leverage ratio. During the nine months ended March 31, 2025, we were in compliance with all covenants of the RCF.

Our ability to make principal and interest payments on our RCF, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the RCF, are sufficient to meet our operating requirements for at least the next twelve months.

The following table shows summary of consolidated cash flow information for the three and nine months ended March 31, 2024 and 2025:

	Three months ended		Nine months ended
(in € thousands)	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
Consolidated Statement of Cash Flow Data:
Net cash flow from operating activities	(11,622)	18,726	(26,389)	(13,881)
Net cash outflow from investing activities	(4,855)	(553)	(9,411)	(2,261)
Net cash flow from financing activities	20,546	(17,703)	16,230	15,208

Net cash flow from operating activities

The cash flow from operating activities has changed from €11.6 million cash ouflow for the three months ended March 31, 2024 to a €18.7 million cash inflow for the three months ended March 31, 2025. This in mainly driven by a decrease in net working capital for the three months ended March 31, 2025.

During the nine months ended March 31, 2025, net cash outflow from operating activities decreased by €12.5 million compared to the prior year period. The decrease in cash outflow was mainly driven by an increase in other current liabilities for the nine months ended March 31, 2025 compared to prior year period.

Net cash outflow from investing activities

Cash outflow from investing activities decreased by €4.3 million for the three months ended March 31, 2025 and by €7.1 million for the nine months ended March 31, 2025 compared to the prior year periods. This decrease resulted from lower expenditure on property plant and equipment and intangible assets.

Net cash outflow from financing activities

The cash flow from financing activities has changed from a €20.5 million cash inflow for the three months ended March 31, 2024 to a €17.7 million cash outflow for the three months ended March 31, 2025. This difference is largely attributable to our RCF. During the three months period ended March 31, 2024 we drew €24.7 million of additional borrowing under the RCF, while for the three months ended March 31, 2025 we repaid €15.6 million.

During the nine months ended March 31, 2025, cash inflow from financing activities decreased by €1.0 million compared to the prior year period.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

The fair value of our cash and cash equivalents that were held primarily in cash deposits would not be significantly affected by either an increase or decrease in interest rates due to the short-term nature of these instruments. We do not expect that interest rates will have a material impact on our results of operations.

Foreign Exchange Risk

We generate revenues in eight currencies, including the Euro, U.S. Dollar and Pound Sterling. While most of our sales are dominated in Euros, we have a significant amount of sales denominated in U.S. Dollars and Pounds Sterling. As a result, our revenue may be subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in U.S. Dollars and Pounds Sterling. Our foreign exchange risk is less pronounced for Cost of sales, exclusive of depreciation and amortization and operating expenses. Approximately 90% of our purchases are denominated in Euros and approximately 95% of our employees are located in Germany or other Eurozone countries.

To reduce our foreign currency exposure risk, we hedge our foreign currency exposure in five major currencies, including the U.S. Dollar and Pound Sterling. Our hedging strategy does not eliminate our foreign currency risk entirely and our hedging contracts typically have a duration of less than one year.

Recent Accounting Pronouncements

For detailed discussion on recent accounting pronouncements, see our consolidated financial statements.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and subject to claims that arise in the ordinary course of business. Although the results of legal proceedings and claims cannot be predicted with certainty, we believe we are not currently party to any legal proceedings which, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, cash flows or financial condition. We also pursue litigation to protect our legal rights and additional litigation may be necessary in the future to enforce our intellectual property and our contractual rights, to protect our confidential information or to determine the validity and scope of the proprietary rights of others.